Filed by SunTrust Banks, Inc. pursuant
                                     to Rule 425 under the Securities Act of
                                     1933, as amended and deemed filed under
                                     Rule 14a-12 under the Securities Exchange
                                     Act of 1934, as amended

                                     Subject Company: National Commerce
                                     Financial Corporation
                                     Commission File Number: 333-116112



This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

On June 3, 2004, SunTrust filed a registration statement with the SEC containing SunTrust's and NCF's preliminary joint proxy statement/prospectus regarding the proposed merger. STOCKHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON JUNE 3, 2004 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention:
Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS AVAILABLE IN THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT FILED BY SUNTRUST WITH THE SEC ON JUNE 3, 2004.


TRANSCRIPT OF INVESTOR PRESENTATION AT SANFORD C. BERNSTEIN
STRATEGIC DECISIONS CONFERENCE

Kevin St. Pierre: I'm Kevin St. Pierre, Bernstein strategic bank analyst. I'm pleased to have with us today President, Chairman and CEO of SunTrust Banks, Phil Humann. Joining us today, Bill Reed, President and Chief Executive Officer of National Commerce Financial and Gary Peacock, SunTrust Director of Investor Relations.

Phil Humann started in 1969 as a management trainee with Trust Company of Georgia. He advanced to various management positions, to become Chairman of the Board and Chief Executive Officer of Trust Company Bank Atlanta in 1985. He was elected president of SunTrust Banks, Incorporated in 1991 and Chairman and President and CEO in March of 1998.

From 1995 through 2000, SunTrust registered 12% compounded EPS growth fueled by relatively stable margins, positions in loan growth resulting in 18% compounded earning asset growth offset by 6% annual increase in shares.

From 2000 to 2003, with no significant acquisitions, the company registered 3% annual EPS growth on 7% compounded earning asset growth and 2% annual share count reduction and a 6% margin contraction.

After a 9% year-over-year EPS growth in the first quarter of '04, SunTrust recently announced they will acquire National Commerce Financial for nearly $7 billion; its largest deal since the Crestar acquisition at the end of 1998.

Here with more on the strategic direction of the company is Chairman and CEO, Phil Humann.

Phil Humann: Thanks Kevin, good morning, everybody. Thanks for seeing us so early in the morning. When we had the opportunity to present at this conference, we jumped at the chance, because the theme of the conference being sort of strategy and strategic direction gives us a chance to sort of tell our strategy story over the past few years, which has actually been quite significant.

I'm going to cover sort of the 10,000-foot view of the world, particularly taking you through a time line of what we've done over the past five or so years, actually, since the Crestar transaction.

Gary Peacock is then going to go over the financial performance and, finally, I can't think of a better example of our focus on opportunity than our recently announced plan to merge with National Commerce, and I'm really delighted that Bill Reed is here today to share our view of the promise and potential of that combination.

So let me try to put all this in a little perspective, and since there's no monitor, I'm going to be kind of going sideways here a little bit.

As Kevin indicated, prior to the year 2000, SunTrust experienced very consistent, strong double digit earnings growth, due in part to a very good economy in the southeast, solid equity markets and investments in certain areas like capital markets and the large corporate arena. Credit losses, of course, at that period of time actually reached the low point of any time I can remember.

Then we hit the recession inside the southeast actually this time around was not the least bit immune to recessionary pressures. The banking industry had record corporate charge-offs. And although SunTrust credit quality remained best in class during that period, we also, for us, experienced record charge offs.

Also during that time we repositioned, now admittedly incorrectly as to the timing, we repositioned our bond portfolio to take advantage of what we believed were rising rates and in fact as you know rates fell to 50-year lows and remained at that level actually to this day.

So that's a problem that we've had to deal with has created a significant headwind which we now are just recovering from and Gary will show you, I think, some interesting information about that recovery.

Where we are today, clearly the economy has improved. The stock market has improved, and finally, I think it is reasonable to say that rates have risen and will very likely rise some more, sooner rather than later.

What we've been doing, though, is focusing on execution, focusing on the implementation of the strategies that we've developed over the past few years, and most recently and most exciting is our combination with National Commerce.

Now, this is the time line I referred to starting back in 1999 when we closed the Crestar transaction and got us into the very demographically attractive mid-Atlantic region. Crestar was already operating under one charter, and we used that as the opportunity to collapse the 28 individual bank charters and streamline our administrative structure. That led automatically and right away to a very, very large technology project we entitled One Bank. Simply taking the collapse of the charters and then converting our technology into a one bank operating environment, designed to deliver the customer a very common, consistent and standardized experience.

Once we finished that project, which took a couple of years and cost well north of a hundred million dollars, we then went into sort of an organizational transition, which we entitled Take The Lead and incorporated a new geographic structure, actually designed to have some geographic sense, but at the same time to take advantage of the A players that we have in our company to allow them to run regions and markets and align our talent with the opportunity.

And although we collapsed our charters and are operating in a one bank environment, we actually intensified our local market focus by continuing to have enhanced locally powered, locally empowered executives to deal with everything that directly touches the customer.

The next step is what we call profit acceleration, which is a series, a long series of both revenue enhancements and efficiency gains which we continue to this day. And finally about a year, year and a half ago we launched our very formal and extremely intense service process which we call S cubed and E squared, which I will talk about in just a minute in some greater detail.

So this is where we are today. And I think the items on the left-hand side of the page, whether it be revenue growth, leading market share, very much enhanced service culture, best in class credit quality and continuing to make future investments, we feel with an absolute degree of certainty that these initiatives are today and will continue to result in the items on the right-hand side of the page.

Now, continuing the theme of why SunTrust, what makes us different from our larger bank competitors, is basically this slide. We are a reasonably big bank. And because of that we have all of the delivery and distribution channels. We have all the technology. We have a very broad and deep product array and we can literally serve all segments of all lines of business without any doubt.

Where we're different is on the right. We continue to have very much strength in our local markets, very empowered executives, as I've mentioned. They are making the decisions that directly relate to the customer. We don't have a -- we don't approve credit in a windowless credit factory in Charlotte, North Carolina, where no one will ever know the credit person who is either approving or declining their loan. We have credit people in the field. We have very experienced executives in the field, and they are dealing with the customer on credit, price, terms to ensure that we retain and obtain new relationships.

Our operating model is actually very simple, involving five lines of business. The lines of business basically do the strategy work. They do the installation design, and they are joined at the hip with our geographies. On the right-hand side of this slide, with National Commerce, we now have four banking groups as outlined on this slide, 20 plus regions and over 50 local banking markets. So the lines of business and the geographies joined together, the LOBs, doing the strategy, doing the installation design and the field doing a very good job of execution.

Those lines of business and geographies are supported by a world-class series of support functions, as indicated in the central panel on the slide.

So what? What does this mean? Well, we think that it means that our operating model has very distinct advantages both to the customer, to us and to our shareholders. First of all, we are still very relationship-oriented. We like to sell products. We're selling more products than we ever have. But the fact of the matter is we want deep, broad and long-lasting relationships with our clients. The One Bank project allowed us to serve clients across our footprint by doing something very simple, and that is knowing who they are. So whether a customer goes into a branch in Greater Washington, soon to be Memphis, the Carolinas or Miami, we know who they are, we know what they have with us, we know the most next likely to buy service. And this, believe it or not, is unlike some of our larger competitors, who still do not know their customers as they traverse the geography.

Equally, we think it's got advantages both to us in terms of daily operations and to our shareholders, our consistency and standardization has allowed for a much faster get-to-market in terms of products. Standardization has saved up a lot of money, particularly in the back office. We now manage risk even though credit decisions are made in the field, we manage risk on a consolidated, centralized basis. And we have a very formal and intense talented management program to ensure that our best people are in the right jobs at the right time, in the right places.

Now I mentioned our service culture and our S cubed and E squared mantra. This slide tends to outline that. S cubed is just a moniker for sales, serve and sustain or retain customer relationships and E squared simply means excellence in execution.

Our service per FTE per day '03 over '02 increased almost 40% and continued to increase in the first quarter of this year. We've never had a better sales culture. We've never had better results, and yet I know our results could be even better in the future.

Now with that let me turn it over to my colleague Gary Peacock who will go over the financial aspects. Gary.

Gary Peacock: As a result of key strategic intent that Phil has outlined, our earnings growth is accelerating. You'll see here that net income is up high single digit year over year of over 19% on a annualized basis and earnings per share growth is moving upward in a similar fashion. And we're getting continued and better traction in both the ROA and the ROE metrics.

Now, from a fee income perspective, one of the hallmarks of SunTrust and an indicator of our strategic success has been our ability to generate strong double digit fee income growth throughout the most recent slow economic cycle. That fee income momentum continues in the most recent posted results to highlight a couple of key areas. The trust and investment management business along with retail investment, which for SunTrust totals into wealth management has grown at very high teens, low 20% growth rate for several quarters, as a result of new products and new capabilities added over the last several years. Very strong new customer sales and continued good retention efforts.

Also growing nicely the corporate investment banking fee lines, driven by record debt capital markets business and actually pretty good results from our equity capital markets business, both of which are part of SunTrust Robinson Humphrey. And you'll see that from a total fee perspective, fees up 17% year over year and 18% on a linked annualized basis.

Now, Phil spoke about our interest rate positioning and a couple of years ago we decided to go asset-sensitive a little soon. We engineered that asset sensitivity primarily by going short in duration in short-dated assets in our security portfolio. And today, as well as over the last several years, our duration has been among the shortest in the industry. And as a result our secure yield has been one of the lowest.

That has cost us some money, cost us some earnings. It's been a fairly strong headwind. But this chart tends to isolate what the benefits of unwinding this position are as you look forward. Because the headwind becomes a tailwind as interest rates begin to rise and as we begin to lean into the duration some.

You'll see on a comparable basis SunTrust over the last two years has lost over 200 basis points of yield as a result of that decision to go very short in duration compared to our peers of about 156. So if you do the math around the size of the portfolio, and the yield that will come back over time, there is a $100 million after tax of additional earnings power in the security portfolio as we unwind this position, which equates to about $0.36 a share.

So on top of the momentum we're demonstrating from organic business growth, this added dry powder occurs without any employees selling any additional products to any customers. And we think it took about two years or so to lose that position, and we think it will come back given the interest rate outlook over a two or three-year period.

Now that moves to margin and here you can see that moving down to the second quarter of '03, you can see the results of the headwind of the security portfolio positioning. But since then the last three quarters, the margin has been increasing, improving as a result of that tailwind.

Now, moving to loan growth. Our strategic format, which Phil spoke of, which is having key strategy product and positioning capabilities handled in our line of business, and having execution occurring through highly capable local market managers has created pretty good loan growth throughout this cycle, and we've extracted what we believe to be appropriate growth given the growth characteristics of the footprint. Most categories here, most lines of business are growing at very strong rates, especially considering the economy. One area that is not growing well is the corporate and investment banking line. It's actually down and has been down over several years.

As those customers have gone on to the public debt market and issued debt and have paid down the bank debt. In many cases SunTrust as we've helped our customers to go to the public debt markets which has helped generate some of those record fees that I showed you on the previous slide.

Still, our posted total loan growth is over 9% most recently and taking out the effects of the corporate investment bank, the CIB, that growth is approaching 14%, which we think speaks well to the strategic approach that we've taken with our businesses.

Also indicative of our strategic success is the momentum we have in our deposits through the low rate environment we've focused intently on generating low cost deposits. Here you'll see the low cost deposits over a two-year period have grown at about a 13% CAGR and most recently at about 11%. The CD area which is the only deposit category that is moving backwards is identified that in that portfolio there are a lot of single-service customers. Those have been the customers that have been attriting and as we looked at the economic advantages of continuing to maintain those single service customers versus going through the wholesale funding markets it was economically advantageous for us to let those single-service customers attrite, and that's the reason for the CD diminishment. But again from a low cost deposit we're in the mid-teen growth rate and have been over a long period of time.

Finally, Phil mentioned our strategic focus on sales, here the results are very encouraging. If you look across all five lines of business, retail, commercial, corporate and investment bank, private client services and mortgage, you'll see the key sales metrics are up double digit in all five of those lines and then adding to that STOLI, which is SunTrust On-line, which is our telephone call center that utilizes both in-bound and outbound sales techniques. There too results are growing double digit. And with this we think bodes well for future opportunity and future earnings growth.

With that let me turn it over to Bill Reed, CEO of National Commerce.


Bill Reed: Okay. I'm going to go through a few highlights of the opportunities going forward, focusing on the core banking part of the company. I'll start off with just the metrics on a map which you can all see. Once we get the transaction completed we'll have 1700 branches located across the heart of the fast-growing part of the southeast. Almost $100 billion in deposits. We'll be the number three market share leader in the southeast footprint, and we'll be in the top five in the 20 to 25 key MSAs.

As Phil said earlier it fills in the footprint of SunTrust by adding North Carolina, South Carolina and Memphis, Tennessee. Obviously the red dots are NCF. Blue dots are SunTrust.

Both fantastic geography going forward.

If you look at the combination of the two companies, we both bring some unique strengths to the new combination. These just highlight some of them. On the first part there's really geography. I spoke to that already. But you take the two footprints and you take the hub and spoke network that we now will be operating under, and what you have is going from the best footprint in the southeast getting even better.

And I really highlight a little bit of that hub and spoke because it gives us a fast to market, quick to market kind of opportunity, different from our competitors. The southeast is growing fast. Most of the growth is in the suburbs. When that occurs, clearly the grocery stores go there first, put up major investments, major square footage. We go in there with them at a very low cost, very efficient banking model. Simultaneously, as other parts of the neighborhood are maybe changing, and neighborhood is actually moving to the new suburbs, you can take a large facility and down size it into a spoke. As the spokes in the suburbs mature, you tend to have multiple spokes. You come in and you centralize one hub. Which would be more traditional banking, put in small business deposit banking, wealth management and all the above. So it gives you a very nimble, fast and efficient way to address the changes in the marketplace, as the market changes.

From a product line standpoint, clearly SunTrust has some unique products that we didn't have. They're going to be very complementary to our customer base in some of the areas we operate which we're not in. They're listed here. Large corporate, cash management, asset management. We do have an asset management business, First Mercantile Trust which on our side will compliment SunTrust. It basically is a platform to on-line 401(k) management and evaluations. It's geared towards the really $5 million and smaller 401(k) plans. SunTrust is not in that business. So this gives them the model and platform to go ahead and refer some of those middle market customers into a platform that's very efficient and very usable, user friendly for those customers.

We have very good mortgage platforms. When you put the two together it will be even better. SunTrust clearly had a very large retail franchise. We were smaller but we think again we were unique some of our products and strategies. Then if you look at just the future opportunities, the high growth market that I described earlier we now have the greater capital in all the product lines we need. And on our side we think we have the entrepreneurial energy and unique marketing and retailing skill set that we think will help us grow.

Just to comment a little bit more on that. If you look at the size of SunTrust today we almost have almost four million households deposit accounts 4.3 million deposit accounts, loan accounts 2.3 million and our current branch size. That looks like a great target. For us to take some of our unique strategies on retail into that footprint. Some of them include we do a lot of zone pricing and new branch pricing to promote and grow a store quickly. Something SunTrust has not really got ten comfortable with but we've proven over time it's very effective. Open up a new branch we have a branch that needs a shot of energy we're effective in promoting the geography around that branch in that store and in that neighborhood without affecting the rest of the footprint. So you can strategically go in there and actually accelerate the growth by store in a new market without affecting the total customer base.

As I mentioned earlier, it's very efficient to bring us to an in-store facility. These are just some of the key metrics. Takes about $200,000 fixed asset investment. That's our fixed assets including all the equipment, the ATMs and everything a company would need, a bank would need. The operating expenses run $225 to $240 a year. The base income grows very quickly because of the promotion aspect of the business where we're really profitable within 12 to 18 months. And they're not very big, four to five hundred square feet so your maintenance repairs, your ongoing costs to operate are very controlled. Your FTE start off at four, usually five and a half but most of them usually run four and a half to five.

The life of a de novo in-store branch is a little bit different than the life of a traditional hub. They start off balance sheet wise growing very quickly on deposits. Again the commercial pricing, the effective in-store activities we do creates a lot of deposits on the front end. Every household has deposits, not everybody has a loan. So we focus on deposits in the early years. The margins are very thin. We don't have much, if you look at that individual balance sheet of that bank, as we call it there's not much lending going on. It starts off slowly and obviously gets momentum over time. So the margins are small. You're selling deposits into the investment portfolio, getting very thin margin. But you still break even pretty quick in that 12 to 18 month period. Again as the balance sheet matures deposits keep growing loans come on the mix gets a little better the margin improves and over time the returns are great. It shows very quickly in that five to seven year range you start to mature, have very good ROA, again very efficient and very complementary to the hub across the network.

To give you an example of our latest de novo. This is our in-store in Super Wal-Mart. We decided we'd do a picture because words don't work and maybe pictures will. We have a better relationship with Wal-Mart in the southeast primarily in northern Georgia between Atlanta and Chattanooga. It started about six years ago, average life of the branches are about five, but this is a photo of an in-store in a Wal-Mart. This one is actually is 600 square feet. Actually a little more room in a Super Wal-Mart. Those who aren't familiar, it's a giant store. About 220,000 square feet. Usually on a pad of 30 to 50 acres of land. Half of the store is a grocery store. The other half is your classic Wal-Mart store, dry goods.

In the front of the store is the bake center, right in front of what they call the alley. There's an alley in the front with six retail bays and we're one of the six. We started this six years ago. You can see the customers per week, 35 to 50 thousand customers per week in these.

But these are our original 16, just to give you some stats. Some of these are six and a half years old. Some are two and a half to three years. The deposits in this group was 491 million. The largest is a $68 million branch. Almost $69 million. The loans are only $78 million. This is a classic example of how hard it is to grow the loans. The largest is a $10 million growing branch. Average deposits $31 million, average loans is $5 million. The average P&L, now if you take a year-to-date annualized it's $571,000 pretax. So the initial 16 stores we did almost after tax is about $0.03 a share. The operating costs for this, that's on the branch only, all the direct costs. If you throw in the management team that runs these, it brings the annualized pretax about $515,520. But they're growing still every day. The loans continue to grow nicely and the margins continue to improve. So margins on this are two and a quarter. Even at a very thin margin we still have a very profitable retail operation inside these stores. We look at these as a very unique operation. These are in my mind Wal-Mart banks. They're going to have bigger balance sheets per FTE. They'll have lower margins per FTE. And much lower operating costs for the size of the bank they actually run.

As was earlier experienced here, with the Wal-Mart, agreement to let us use the Wal-Mart Money Center as a brand, as the previous slide showed you in the facility, the brand now is Wal-Mart Money Center by National Bank of Commerce in the small print. We signed on for an additional 16 stores in north Georgia. We've opened up eight in the last 60 days. The other eight we open between now and year-end. Under the same concept, Wal-Mart Money Center. This is a test for them. The bank right now with this I guess the authority or ability to loan that name in an in-store bank. They have 600 in-store bank partners, but we're the only one that has this partnership agreement, so to speak, on using their brand a little more aggressively in the store. They're very, very cautious about the use of that brand, obviously. It's a value-driven brand. They're very proud of the value proposition, very proud of the customer experience based on value. And we'll make sure the bank does the same.

So it is a test. So far the scores are high. We're doing very good in the test. They mystery shop us. They check us out by talking to our customers talking to in-store non-customers who have been approached by us in the store about business. They talk to their employees and their work force and the grades are very high. So we feel very good we're going to pass this test. If we do, we're hopeful that the 77 new stores we just signed up for in Florida and southern Georgia between Atlanta and on to the Florida state line we'll go into the Wal-Mart Money Center concept also. And obviously if we invest this 110 stores plus or minus we can get them all to $35 to $50 million each over a period of time, these would be in a very effective, unique retail banking operation, separate from the SunTrust brand, just like Coca Cola and their Dasani water, we'll have SunTrust and we'll have Wal-Mart MC by NBC. We'll actually compete with ourselves in certain parts of the footprint.

In the core commercial area as I showed earlier on the slide this is another area where SunTrust is very helpful to our footprint. NCF has a history of being very good in that small core commercial, the five to $50 million in sales. Once you hit that $50 to $250, we typically weren't as competitive in the marketplace. Core commercial to SunTrust is $5 million to $250 million, so that and above obviously for the largest commercial. So we have the whole new array of products and services and really skill sets now to put into our footprint to be more aggressive in that higher end of the core commercial middle market. The number of customers in our footprint are huge in that particular range, from D and B you're talking 5500 companies, they do a very good job in that $5 to $50. This will give us an opportunity for higher, more aggressively.

The other thing that SunTrust brings -- skipped one. Can you go back one? There you go. Direct management part of the business is a huge addition to our footprint. We have assets on demand from our trust deposit of three and a half billion and we do have the First Mercantile business which manages 2500 401(k)s which is about $3.7 billion. Beyond that we don't have any trust business to speak of. We don't have the product line and/or the skill set that SunTrust has. This is where they had a huge, I think, competitive advantage on anybody in our footprint. So we're very excited about bringing on all of the trust and money management, asset management products to put into our footprint and simultaneously we're pretty excited about the 401(k) product we have going into their commercial footprint as well as their correspondent banking footprint.

Finally, just to summarize, I think if you look at putting these two companies together, you do really have a uniquely positioned bank in a great part of the world. You have the economies of scale. We should become more efficient by adding in more product, more services, more performance on the revenue side, we think we can drive the efficiency ratio down. I'm comfortable that we will. Clearly we've got great people. The thing about both companies is the bank is the bankers that deliver the product to the end users. We're both focused on sustaining and retaining great relationships. That's something that we really focused on. And as Phil said earlier, retention, sustaining a relationship are both key focuses. We used to have six hallmarks we used to focus on. One of them was customer experience. We are very focused on every time a customer touches our company or every time we touch them that the experiences are positive. That's just not face to face. We get into what the mail looks like, what the ATM screen actions and behaves, how the phones are answered, how the internet experience is, any time a customer touches the customer we want it to be a great experience.

Price footprint, credit quality, I didn't talk about it but if you look at our credit quality of both companies over the history 25, 30 years, which is how long we've known SunTrust, I think you'll see that typically we're in that band of 25 to 30 and maybe every once in a while 30 to 35 basis points, it's really tremendous. It's not the top -- it's in the top decile every time you look at it, if not the top bank in the United States when you put the two together.

Earnings growth, you can look at NCF track record and look at SunTrust put the two together I think it's pretty clear what's going to happen going forward. And at the end of the day I think putting these two together is clearly a one and one is going to equal more than two. Thank you.

>> Thank you Phil and Gary. We'd be happy to entertain questions or comments. One point of clarity. The $571,000 pretax number that Bill quoted for the Wal-Mart Super Centers, that's obviously per store. I mean per brand. So when you multiply that over time by the 110 we're going to have you'll see it's a pretty significant profit contribution with relatively little cost.

>> I think you all know the drill, if you have questions please fill out the cards, pass them along and we'll get them read.

While we're waiting, I'll start off with one of my own. Both for Phil and Bill, you've both spoken about the strengths of SunTrust and National Commerce and why the deal makes sense. Phil, when I was down to see you a couple months ago, you said something which I found very interesting. You said that good deals happen when both companies have problems that they can't otherwise solve. How does this deal fit in with that philosophy?

>> You quoted me correctly but only partially. What I meant to say is banks are sold, they're not bought. In many cases it's because one or both have issues, whether it be capital, whether it be credit quality, whether it be management. We don't think this one fits into that category, although I ought to let Bill respond to that. I mean NCF doesn't have any weaknesses. In fact, they bring great strength to SunTrust. We have said over and over and over again that what we're interested in is geographic expansion only where it makes sense from a growth and demographic standpoint, getting into the Carolina's, completing our franchise in Tennessee clearly fits that. But the other thing we're interested in is capability enhancements, and I can promise you this in-store and de novo branching expertise and capability that Bill and his people have is night and day versus what we do currently in our limited in-store branches and we're not in the de novo business at all. So I don't think the NCF combination fits somebody's got a weakness and they need to do something story. I think it's a case of both companies having a lot of strength. Now Bill you may want to add.

>> I want to add a little bit. Clearly this was an opportunity for the NCF shareholders in our mind to step into clear a one and one equals more than two. Our board and employees own in excess of 15% of NCF. So this was a -- this process, we do this, we used to do this on an annual basis. Obviously this last go around was our last time to do it. But we look at our strategic alternatives each year, and we did it again last fall, we did it again this spring. Clearly the stars line up that for our shareholders and for the future of our footprint, our communities and our associates, that this opportunity is unique and at the time we thought the time was right. So it's clearly not out of a need to sell. There were options for us to stay independent we clearly had that option. But it clearly does allow us to do the hub and spoke a lot quicker in a lot of key markets, take advantage of this unique Wal-Mart opportunity, and actually take advantage of more opportunities as they come our way. We historically see a lot of unique opportunities for de novo expansion, with different partners. And we come back and focus on the ones we know we can do, the loans are local, the loans are in the footprint. But this means that with the capital and resources we can take a serious look at maybe future de novo opportunities as they occur.

>> We have a number of questions. Maybe Gary these are best posed to you, but around the asset sensitivity of the combined organization and some of the assumptions behind the normalizing the securities yields and the $102 million after tax. If you could go into the asset sensitivity.

>> First let me speak to the asset sensitivity. At the end of the first quarter, SunTrust was very slightly asset sensitive, indicative about a 0.2% increase in net interest income given a very slow ramp, 100 basis point move in rate, 25 basis points per quarter for four quarters. Identically National Commerce at the end of the quarter was also slightly asset sensitive. So on a combined basis there's some slight asset sensitivity, some benefit, some dry powder to the combined organization.

The dry powder that we showed you on the security yield slide still exists on the SunTrust side of the organization. And it will not be materially muted as a result of the merger. The $100 million will come back over time. That's an after tax number, $0.36 a share on SunTrust shares. Naturally on a higher share count the number per share will be slightly different. But the 100 million will come back. The assumptions around that $100 million is the $25 billion security portfolio, it was the, I believe it was the 61 basis points improvement in yield and after taxing that and calculating it over 280 million shares.

So the plain math is fairly simple.

>> A couple of questions about the overall implication of higher rates. It seems that every bank is now telling us that they're asset sensitive and will weather a rise in interest rates fine. Will you maybe speak to what you expect will happen on the deposit side when rates rise, coming off of uncharted waters at the absolute low historical level of the short end, what do you think happens to deposits as rates begin to rise?

>> Yeah, it has become popular to be asset sensitive. SunTrust was asset sensitive before being asset sensitive was cool, because as we mentioned, you know, we got asset sensitive about three years ago, and we have admitted that it was too soon, too early, but we've maintained that asset sensitive position and it will pay dividends as we move to the future. Now, as we specifically, to the cost of funding the deposit side, we believe the shape of the curve is very important right now. The curve is fairly steep, a steep curve is good for the industry and it's good for SunTrust. I think the relevant part of the curve is the part of the curve between the one month and three month LIBOR rate and the two to three year part of the curve, because we tend, to your point on deposits, we tend to originate a lot of new earning assets at the two to three year part of the curve and we tend to fund it through deposit growth at the one to three month LIBOR part of the curve. So given that there will be some continued shape in the curve, no flatness of curve between the short end and the two to three year, we can continue to make incremental net interest income given the growth characteristics of the loan portfolio that I shared with you earlier, and the growth of the funding business, the deposit business.

>> In terms of, you're not speaking to the spread, but maybe the flight of deposits, as we come, as we rise and they're clearly or one would think they clearly have been deposits that are simply -- have been parked for a while.

>> The deposit growth is clearly slowing. If you look on a total basis, we've gone from high single digit growth to low single digit. Although from a SunTrust perspective we don't think it gets much worse than that. Our plans call for deposit growth to be over the next several quarters in the low to mid single digit range which calls for accreted growth in demand deposits. Some diminishment in the upper end of the money market portfolio. The higher balance customers aren't attriting, but some of that funding we do think is moving into the equity markets. But having said that, you know you've got to think about the segments, the customer segments that are represented in the SunTrust footprint. There is a high base of retirees that tend to have shorter investment horizons and in some cases they can't afford to go back into the equity markets because of the risk that it entails. So we think those customers will remain in bank-like products. And the challenge for SunTrust is to retain, given those customers will stay in bank products, to keep them as a SunTrust customer.

>> Let me add there, you combine the retiree phenomenon with the fact of our footprint and the fact that it is growing. Our households are growing, our population is growing. That's what the combination of those two is what we think is going to prevent stagnation or a decline in deposits, but clearly the rate of growth already has abated and Gary is right, we think it's sort of a mid single digit.

>> It doesn't mean we won't have deposit loss in some categories. We've shown CD loss for several quarters. We could show some slight loss over time in the money market categories. But we think on a net combined basis the DDA and the NAL will continue to grow at a rate to offset that and actually the deposit mix shift that occurs as a result of that phenomenon is positive for margin as we shift more low cost deposits, which we showed you earlier on the deposit mix slide.

>> There are a couple questions on the Wal-Mart relationship. It says Wal-Mart is well known for extracting low price from its vendors. Why is partnering with Wal-Mart an above-average return proposition.

>> You saw the numbers. I'll let them speak for themselves but our contract with them. We're a tenant. They're a landlord. But it does have a retail upside in it. So we do well in the banking side of the business. They do have an opportunity to earn if more rent. But I can assure you that the base rent and the long-term potential rent is very attractive for NCF. The upside is based on households banking with us. It's not really tied to loans or deposits because of regulatory issues you couldn't do things like that. But if we, a lot of households a lot of checking accounts, the rent can go up. I can assure you if we get the checking account, we typically get a lot of other things to go with it. So let me say they're very fair landlord. They have a reputation for being tough. I think they're tough, but I think it's in the interest of the customer that they're really tough. They pass on most of all the value they derive from vendors right back to the customer in the stores. So their value proposition is the hallmark of the company and they work hard to ensure that their customers always have high value. They're very attractive to our model because our model is clearly built that way. Again, bigger balance sheet, lower cost, more efficient, and Wal-Mart kind of looking bank. So I feel good about our relationship with them. We've been there six or seven years as a tenant. We'll also help a lot of their banks actually do what we do in stores across the United States. We're the consultant that negotiates the contract, installs the branch, trains the individuals and helps in the marketing.

>> Kevin, let me add that keep in mind these Wal-Mart leases are for 15 years per store. So it's not like Bill can get tossed out of any store next year. So each one is a stand-alone 15 year lease.

>> I'll just add one other thing, regulators were part of this negotiation and we have the Wal-Mart brand to use. So this is a totally reviewed relationship by the regulators and endorsed by the regulators. It's built right and it's built to last.

>> I think that's about all we have time for. Phil, Bill and Gary, thank you very much.

>>  Thank you.